SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ No. 76.483.817/0001-20

PUBLIC COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

CERTIFICATE OF THE MINUTES OF THE 272nd

ORDINARY MEETING OF THE BOARD OF DIRECTORS

I hereby certify, for all intents and purposes, that on March 19, 2026, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, who sign at the end, met to discuss the items on the agenda for this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, greeted everyone, noted the participation of Mr. Daniel Pimentel Slaviero as a guest, and invited me, Isabel Zaiczuk Raggio, to serve as secretary.

Among other matters, the Board of Directors deliberated on:

01.    RENEWAL OF D&O INSURANCE - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by Mr. Anderson Cotias e Silva, Executive Director of Supply, and his team, presented a proposal to renew the Directors and Officers (D&O) Liability Insurance (Directors and Officers - D&O) with the current provider, Chubb Insurance, for the term from March 28, 2026, to March 28, 2027, and recommended opting for an increase in the coverage limit, with a 9% reduction in the premium compared to the previous year and an increase of USD10,000,000.00 (ten million dollars) in coverage for management, as opposed to the option to maintain the coverage limit, which represents a 28% reduction in the premium compared to the previous year. After analysis and the provision of clarifications deemed necessary, considering the favorable recommendation of the Joint Executive Board at its 2659th Meeting, held on March 13, 2026, the Board of Directors resolved to approve the purchase of Civil Liability insurance for the members of the statutory bodies, agents and representatives of the Company, with the option to increase the coverage limit, as described in the documentation held by the Department of Secretariat. ---------------------------------------------------

02.    RENEWAL OF THE ANNUAL LIMIT OF THE INDEMNITY AGREEMENT - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by Mr. Anderson Cotias e Silva, Executive Director of Supply, reported on the need to approve the annual financial limit applicable to the Indemnity Agreement, set at R$25,000,000 (twenty-five million reais), in accordance with NPC 324 - Indemnity Policy and the Bylaws of Copel (Holding). After analysis and the provision of clarifications deemed necessary, considering the favorable recommendation of the Joint Executive Board at its 2659th Meeting, held on March 13, 2026, the Board of Directors resolved to approve the maximum and aggregate financial limit of the indemnity agreement, in the amount of R$25,000,000 (twenty-five million reais), for the period from January 1 to December 31, 2026, in accordance with the provisions of Article 30, item XXX of the Company’s Bylaws and item 5.6.2 of NPC 324 - Indemnity Policy. ----------------------------------------------------------------------------------------------------------------

03.    COMPENSATION OF EXECUTIVE OFFICERS, SUPERVISORY BOARD MEMBERS, AND MEMBERS OF STATUTORY COMMITTEES - Ms. Márcia Cristine Ribeirete Baena, Vice President of People and Management, presented the total annual compensation for Executive Officers, Supervisory Board members, and members of Statutory Committees for the 2026 fiscal year, the details of which are included in the materials provided and are kept on file with the Secretariat. Next, the members of the People Committee (CDG) were heard – they reported having analyzed the matter at their 53rd Meeting on March 17, 2026, and recommended its approval to this Board. After reviewing the information and discussing the matter, considering the favorable recommendation of the People’s Committee, as noted above, the Board of Directors, by a unanimous vote, with Director Jacildo Lara Martins abstaining from voting, resolved to submit the total amount proposed for the compensation of the Executive Officers, Supervisory Board members, and members of Statutory Committees for

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ No. 76.483.817/0001-20

PUBLIC COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

the 2025 fiscal year to the General Shareholders’ Meeting, the convening of which is hereby authorized for April 23, 2026. ------------------------------------------------------------------------------------------------

04.    NOMINATION OF A MEMBER TO THE BOARD OF DIRECTORS TO COMPLETE THE 2025/2027 TERM - Considering the resume and other documents submitted, which are filed under the custody of the Department of Secretariat, as well as the favorable recommendation of the Personnel Committee at its 56th Meeting on March 17, 2026, the Board of Directors unanimously resolved to appoint Harry Schmelzer Junior as a member of the Board of Directors of Copel (Holding), in accordance with the provisions of applicable laws and regulations, the Company’s Bylaws, and the opinion contained in the Background Check No. 10/2026, and to refer the matter to the General Shareholders’ Meeting, the convening of which is hereby authorized for April 23, 2026. --------------

05.    COMPLIANCE OF THE CANDIDATE FOR MEMBER OF THE BOARD OF DIRECTORS WITH THE INDEPENDENCE CRITERIA ESTABLISHED IN CVM RESOLUTION No. 80, OF MARCH 29, 2022 - Mr. Vicente Loiácono Neto, Executive Director of Governance, Risk and Compliance, accompanied by Mr. Adilson Dvulathca, Chief Official of Governance and Secretariat, presented information regarding Harry Schmelzer Junior, a member nominated by the Company’s Board of Directors for the 2025-2027 term, whose election will take place at the Extraordinary General Meeting scheduled for April 23, 2026. He then emphasized that the General Meeting must expressly deliberate on whether the Board Member meets the independence criteria set forth in Annex K of CVM Resolution No. 80/2022 and that, to this end, the Management’s proposal must include the Board of Directors’ statement regarding the independence of the nominated director (Article 7 of Annex K of CVM Resolution No. 80/2022). Finally, it was noted that: i. the nominee submitted the Registration Form and the information regarding items 7.3 through 7.6 of the Company’s Reference Form; ii. the nominee submitted a Declaration of Independence stating that he meets the regulatory criteria for independence; and iii. the Company carried out a background check on the nominee. In light of the information presented and the documents made available, which remain in the custody of the Department of Secretariat, the Board of Directors noted that the nominee, Harry Schmelzer Junior, meets the requirements to qualify as an independent director, pursuant to Annex K to CVM Resolution No. 80/2022. ------------------------------

The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law.

Attendees: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary).

ISABEL ZAICZUK RAGGIO

Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 30, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.